CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Kelly G. Boychuk, MBA, P.Eng., and report, NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated effective December 14, 2012 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Kelly G. Boychuk
Kelly G. Boychuk, MBA, P.Eng.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Dawn Garcia, P.G., C.P.G. and report, NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated effective December 14, 2012 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Dawn H. Garcia
Dawn H. Garcia, P.G., C.P.G.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Jeremy D. Vincent, B.Sc. (Hons), P.Geo. and report, NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated effective December 14, 2012 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Jeremy D. Vincent
Jeremy D. Vincent, B.Sc. (Hons), P.Geo.